Auryn Resources provides update on 60% of the 2016 Committee Bay Exploration Results

Vancouver, British Columbia (October 3rd, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) (“Auryn” or the “Company”) is pleased to announce partial results from its summer exploration program at the 300 km long Committee Bay Gold Project. Highlights include 13.71 meters of 1.91g/t at the Anuri prospect and 23 meters of 2.5g/t and 30 meters of 2.12g/t from the Three Bluffs deposit. During the 8 week summer program, the Company completed a major screening of the Committee Bay greenstone belt with approximately 10,000 meters of rotary air blast (“RAB”) drilling, 3,750 meters of diamond drilling at the Three Bluffs deposit, 5,500 regional till samples, 3,100 XRF till samples, 1,000 line kilometers of mapped boulders and 3,500 square kilometers of drone imagery over an 8 week field season covering an estimated 85% of the belt (see figure 1).

Michael Henrichsen, Chief Geologist and COO of Auryn commented, “The initial RAB exploration drill results successfully intersected structures with gold mineralization underneath till cover. This has been a critical step forward on our path to discovery as it allows us to effectively target and drill the numerous high-grade corridors that have been highlighted from our 2016 summer reconnaissance work.

At the Three Bluffs deposit, the modest five hole drill program demonstrated that the mineralized system extends to depth and remains open. We are very pleased to see the open nature of the system and plan to re-log the deposit in 2017 to enable us to efficiently target high-grade mineralization for the next phase of Three Bluffs drilling.

We were able to achieve a tremendous amount of work this summer and look forward to the remaining drill results as well as the details of the 6 new multi-kilometer high-grade target corridors that we plan to drill in our 25,000 meter Committee Bay drill program in 2017.”

RAB Drilling Results:

The RAB drilling undertaken this year was designed to test new target structures underneath till cover and to drill the source rock of gold in till anomalies and mineralized boulder trains. To date 60% of the results have been received with the following highlights from Anuri, Muskox and West Plains target areas listed in the table below. The RAB drill program has approximately 30 holes yet to be released.

Target Area	Hole ID	From (meters)	To (meters)	Length (meters)	Grade Au g/t
Anuri	16ARR003	36.58	50.29	13.71	1.91

		108.21	112.78	4.57	1.48
Anuri	16ARR002	153.92	173.74	19.81	0.81
Muskox	16MXR002	96.01	103.63	7.62	0.4
West Plains	16WPR047	79.25	83.82	4.6	1.86

Diamond Drilling Results:

The diamond drilling at the Three Bluffs deposit had a primary objective of extending the mineralization at the deposit to depth (see figure 2). The program has successfully extended the depth of mineralization 200 to 250 meters vertically on the western half of the deposit to 450 meters vertical depth and between 100 to 250 meters on the eastern half of the deposit to 760 meters vertical depth. Drill highlights of the five hole program are listed in the table below:

Target Area	Hole ID	Nearest drill hole (meters)	From (meters)	To (meters)	Length (meters)	Grade Au g/t
Antler	16AN043	240	results pending
Antler	16AN044	190	443	452	9	3.43
	including		444	477	3	7.44
Three Bluffs	16TB147	150	419	442	23	2.5
	including		430	433	3	7.01
Three Bluffs	16TB148	110	465	476	11	1.73
			552	566	14	1.73
			600	601	1	10.95
Three Bluffs	16TB149	250	777	807	30	2.12
	including		801	806	5	7.01

The Company has ordered and shipped fuel for a 25,000 meter drill program in 2017 which will be focused on testing 6 significant new targets identified in the 2016 program as well as following up on current results.

Shawn Wallace, President and CEO, commented “ We are very pleased with the amount of work we were able to complete at our Committee Bay project this year as well as the success we have had in encountering gold mineralization beneath the till cover. Our 2017 program will be refined by what we learned this year and spread across 6 different targets that are drill ready.”

Mr. Wallace further stated, “With the recent acquisitions of Homestake and Banos Del Indio, we have assembled the bulk of our exploration portfolio and are now focused on the drilling and exploration of all three project areas in the coming year.”

Committee Bay – 2016 Work Completed

AURYN RESOURCES

460000
500000
540000
580000
620000
660000
700000
7460000
7420000
7380000
7340000
Inuk
Three Bluffs
Cop
Four Hills
Anuri
West Plains
N
40 km
Legend
Prospects
2016 Drilling
2016 Drone Survey Area
2016 Till Survey Area
2015 Drone Survey Area
2015 Till Survey Area
Prospectivity Levels
Highly Prospective
Prospective

Figure 1: Illustrates belt wide exploration through till sampling and drone imagery acquisition. 2016 drill targets are highlighted by the red polygons.

Three Bluffs Deposit – Open for Significant Expansion

AURYN RESOURCES

- 2016 drilling 5 deep step out holes
- Open at depth and along strike
- Several untested targets within Three Bluffs deposit area

16AN043
Result Pending
16AN044
3.43 g/t over 9m
Three Bluffs Expansion
16TB147
2.5 g/t over 23m
incl. 7.01 g/t over 3m
16TB149
2.12 g/t over 30m
incl. 7.01 g/t over 5m
16TB148
1.73 g/t over 11m
incl. 1.73 g/t over 14m
and 10.95 g/t over 1m
800m
500m
Legend
Deposit defined by limited of drilling
Mineral Resources > 3.5 g/t Au
Significant Drill Intercept

Figure 2: Illustrates the large-scale step out drill program on the Three Bluff deposits. Results demonstrate the deposit is open to depth and along strike.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AURYN RESOURCES INC.

“Shawn Wallace”

Shawn Wallace
President & Director,

Telephone: +1 (778) 729-0600:
Website: www.aurynresources.com
Email: info@aurymnresources.com

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

RAB Drilling Results

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Diamond Drilling Results

Intercepts were calculated using a minimum of a 1.0 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 1.0 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with gravimetrical finish (Au-GRA22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Based on the estimated geometry of the mineralized zones, the true widths of the intervals drilled at the Three Bluff deposit are believed to be at approximately 40-75% of the drilled widths.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.